EXHIBIT 99.1

Equinox Gold Pours First Gold from its Castle Mountain Gold Mine

VANCOUVER, BC, Oct. 15, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company has poured first gold from its Castle Mountain Gold Mine in California.

Castle Mountain First Gold Pour – October 15, 2020
Approximately 727 ounces of contained gold

"Pouring first gold at Castle Mountain, our newest producing mine in the Americas and our second operating mine in California, launches what will be a long-life flagship asset for the company," commented Christian Milau, CEO of Equinox Gold. "I'd like to thank our employees, consultants, San Bernardino County and the State of California for their support and efforts as we brought the Castle Mountain Mine to production on time, on budget and with no lost-time injuries, all while managing through the COVID-19 pandemic."

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 16:19e 15-OCT-20